

October 25, 2012

Via E-mail
Sachin Adarkar
General Counsel
Prosper Marketplace, Inc.
111 Sutter Street, 22nd Floor
San Francisco, California 94104

> **Re:** **Prosper Marketplace, Inc.**
> **Amendment No. 1 to Form 10-K for the Year Ended December 31, 2011**
> **Filed May 15, 2012**
> **Form 10-Q for the Quarter Ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 333-147019**

Dear Mr. Adarkar:

We have reviewed your response letter dated August 20, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions or changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended December 31, 2011

General

1. We note that many of your responses to the comments listed in our letter dated June 29, 2012 include proposed disclosures to be made in future filings. We have reviewed your Form 10-Q for the Quarter Ended June 30, 2012 and do not see the revised disclosures in response to our comments. In future filings, beginning with your Form 10-Q for the Quarter Ended September 30, 2012, please revise your disclosures to reflect the responses that you have provided to the staff. To the extent we have included follow-up comments in response to your proposed disclosures, please include the revised disclosures.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates – Borrower Loans and Payment Dependent Notes, page 75

2. We note the disclosure of the assumptions utilized to determine the fair value of the borrower loans originated and notes issued during 2010; however, we note no similar disclosure for borrower loans originated and notes issued during fiscal 2011. Please tell us and revise future filings to disclose this information.

3. We note the impact of the changes in both the discount rate and default rate assumptions has been disclosed; however, tell us what consideration was given to disclosing the impact of the changes in both the prepayment rates and the recovery rates as well.

4. Further, please tell us what consideration has been given to utilizing the credit rating system in the preparation of the sensitivity analysis.

Item 10. Directors, Executive Officers, and Corporate Governance

Executive Officers, Directors and Key Employees, page 86

5. We note your response to comment 8 of our letter dated June 29, 2012 that Mr. Adarkar signed the Agreement incorrectly, and that the Agreement has been re-executed. Please file the revised agreement in an amendment to your 10-K.

Limitations on Officers' and Directors' Liability and Indemnification Agreements, page 91

6. We note your response to comment 9 of our letter dated June 29, 2012 that you will file as an exhibit a copy of the indemnification agreement you entered into with one of your directors as well as a schedule that identifies the remaining indemnification agreements. As previously requested, please file this exhibit in an amendment to your 10-K.

Director Compensation, page 96

7. We note your response to comment 10 of our letter dated June 29, 2012. As previously requested, please file the tabular disclosure in an amendment to your 10-K.

Notes to Financial Statements

Note 12. Stockholders Equity, page F-21

8. We note your response to comment 16 in our letter dated June 29, 2012. Regarding the determination of the fair value of the Series D-1 preferred stock, given that the Series A, B and C preferred shareholders received a liquidation preference of $3.1 million, please tell us how this was considered and the accounting guidance followed when determining

the fair value of the Series D-1 preferred stock issued. Additionally, please address the liquidation preference received by the preferred shareholders in conjunction with the issuance of the Series E-1 preferred stock as well.

Form 10-Q for the Quarter Ended June 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

General

9. We note your response to prior comment 19 in our letter dated June 29, 2012. Please provide us with a draft of the revised disclosures which would have been included within the June 30, 2012 Form 10-Q and which will be included in future filings.

You may contact Marc Thomas at (202) 551-3452 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   Via E-mail
        Keir Gumbs
        Covington & Burling LLP